March 16, 2023

Fellow Stockholder,

Hestia Capital Management, LLC (collectively with its affiliates, "Hestia" or "we") is a top stockholder of Pitney Bowes, Inc. (NYSE: PBI) ("Pitney Bowes" or the "Company"), with an 8.4% stake in the Company. We have invested a significant amount of capital, including the majority of our founder's personal net worth, in Pitney Bowes because we believe the Company's significant value can be unlocked with new leadership that is willing to pursue a more prudent strategy. **As a fellow stockholder, our interests are squarely aligned with yours, unlike the executives and directors at Pitney Bowes who are handsomely paid regardless of their objectively poor performance.**

Despite the tremendous quality of Pitney Bowes' businesses, the Company's share price is down more than 50% and its credit rating has been downgraded six times during Chief Executive Officer Marc Lautenbach's more than 10-year tenure. We believe this long-term value destruction is wholly attributable to leadership's misguided strategy and poor execution, which the entire Board of Directors (the "Board") continues to fully support. **With free cash flow plummeting almost 90% during Mr. Lautenbach's tenure to less than $100 million in 2022, it is imperative that the Company immediately change course to address its $1.7 billion in debt coming due in the next several years.**

In light of these factors, we are asking you to vote on the **WHITE** proxy card to elect all five of our highly qualified, independent director candidates to the Company's nine-member Board at the 2023 Annual Meeting of Stockholders (the "Annual Meeting"). In deciding how to vote, we urge you to consider the following:

✓ **Over the past 10+ years, the Board has supported Mr. Lautenbach and a misguided strategy.** Mr. Lautenbach has pursued a strategy that has led to total stockholder returns ("TSR") of -50% and the Company falling from "investment grade" in 2012 to a "junk" rating today. Earnings per share ("EPS") has also declined by more than 90%, from $2.22 in 2012 to $0.21 in 2022. These failures are the direct result of a misguided strategy that neglects the Company's core businesses while over-investing in the recklessly aggressive growth of the Company's Global Ecommerce ("GEC") segment. GEC has dramatically underperformed under Mr. Lautenbach, who spent most of the past decade making hollow public pledges about his strategy bearing fruit – only to consistently be proven wrong.

VOTE FOR ALL FIVE HESTIA CANDIDATES ON THE WHITE PROXY CARD

 transform pitney bowes

✓ **The Board has failed to effectively supervise management and steward stockholders' capital.** The Board has stood, and continues to stand, behind Mr. Lautenbach in spite of downgrades, declining operating results, missed guidance and massive value destruction over the last decade. Furthermore, the Board has paid Mr. Lautenbach more than $66 million in compensation for his "performance." This is unsurprising given that the Board's Executive Compensation Committee Chair is a long-time friend of Mr. Lautenbach, and joined as a director at his recommendation. The Board seems to have further reduced accountability this month by initiating a "refresh" that installed Robert Dutkowsky – another long-time friend of Mr. Lautenbach – as Chairman.

✓ **Hestia's highly qualified and independent director candidates are the right change agents.** We are seeking to elect five carefully selected candidates with combined track records of success in turnarounds, executive transitions, operating domestic parcel and shipping label companies, capital allocation and debt reduction – all of which are relevant to Pitney Bowes. Our nominees have done in-depth research to understand Pitney Bowes' financials and competitive landscape. We have a proposed interim Chief Executive Officer that is ideally suited to replace Mr. Lautenbach and implement a transition plan that significantly improves the Company's trajectory. Our slate's combination of relevant expertise and fresh perspectives will complement the four sitting directors we are not seeking to replace without stripping the Board of institutional knowledge or undermining continuity.

✓ **Hestia's slate has a new strategic vision and plan to address Pitney Bowes' most critical issues.** Our slate has a clear plan to quickly reverse Pitney Bowes' lagging financial performance as it heads toward a debt cliff in the coming years and to position the Company for future success through a more rational strategy that focuses on profitable growth. Recent volatility in the banking sector and financing markets only reinforces the need to adjust strategies and mitigate prospective liquidity issues. Over the longer term, our slate intends to help the Company pivot its GEC strategy from one of "scale" to "niche," enabling the segment to operate profitably. This will position the Company to have three value-generating segments. After our interim Chief Executive Officer helps triage our current profitability and liquidity issues, we believe Pitney Bowes would be extremely well positioned to hire a permanent leader who can oversee long-term value creation.

VOTE FOR ALL FIVE HESTIA CANDIDATES ON THE WHITE PROXY CARD

transform pitney bowes

With respect to our efforts to reach a settlement, every counterproposal offered by the Board has been structured to protect management and the status quo. After seeing the full scope of entrenchment and intransigence at Pitney Bowes, we cannot agree to any settlement that does not include a much-needed management change and abandonment of the Company's misguided strategy. Ask yourself if the Board's "refresh" efforts were really designed to create positive change, or just the illusion of change in order to protect Mr. Lautenbach:

- Apart from the two new directors appointed this month, the Company's own disclosures reveal that the four other directors appointed since 2015 have all been recommended by either Mr. Lautenbach or a Board member. Mr. Lautenbach and then-Chairman Michael Roth have prior relationships with most of these new directors.

- Mr. Lautenbach and Mr. Dutkowsky have a relationship dating back at least 25 years since their days working together at IBM. Mr. Lautenbach recommended and introduced Mr. Dutkowsky as a director in 2018, yet the Company is telling stockholders he is an "independent" Chairman.

- Two members of the three-member Governance Committee, which has been making key corporate governance recommendations, include Chair Anne Busquet, who has served on the Board for more than 16 years and can hardly be deemed "independent," and Mr. Dutkowsky, who has a decades-long relationship with Mr. Lautenbach.

- Two members of the five-member Compensation Committee, Linda Sanford and Mr. Dutkowsky, were first introduced and recommended as directors by Mr. Lautenbach, who previously worked with them at IBM. A third, Ms. Busquet, as we previously mentioned, can hardly be deemed "independent."

- At least three current directors have decades-long ties back to IBM.

- At least three current directors have long-term ties to The Interpublic Group of Companies, Inc. ("IPG"), which Mr. Roth led for years. Mary Steele Guilfoile and Mr. Roth overlapped at IPG for close to 15 years, and it seems clear that Mr. Roth recommended Ms. Guilfoile to serve as a director at Pitney Bowes.

As Pitney Bowes faltered over the past decade and stockholders have been seemingly deprioritized, Mr. Lautenbach and other interconnected directors quietly took control of the Company without ever buying a material amount of stock. These value-destructive interlocks must be broken at this year's pivotal Annual Meeting.

VOTE FOR ALL FIVE HESTIA CANDIDATES ON THE <u>WHITE</u> PROXY CARD

transform pitney bowes

I. Mr. Lautenbach – with the support of the Board – has pursued a misguided strategy that has destroyed significant value and pushed Pitney Bowes to the brink of distress.

Mr. Lautenbach has destroyed significant value during his tenure:[1]



$100 invested in Pitney Bowes over Mr. Lautenbach's tenure is worth $50 today.
If you invested $100 in the S&P over the same period, it would be worth $241.

[1]Source: TSR data was obtained via Bloomberg and includes dividends reinvested. TSR data runs through the close of trading on November 18, 2022, which is the last day of trading prior to Hestia filing its Schedule 13D with the SEC.

VOTE FOR ALL FIVE HESTIA CANDIDATES ON THE WHITE PROXY CARD



Short-term stock price performance is rarely indicative of management performance. However, over more than a decade, it rarely *is not* indicative of management performance. The declining stock price has been driven by declining operating performance under Mr. Lautenbach:[2]



Mr. Lautenbach's GEC-focused strategy is built around one tenant of hope, which he consistently repeats. He frequently notes that "scale" is what will drive profitability. However, actual data has shown quite the opposite:[3]



[2]Source: Company fillings; Bloomberg
[3]Source: Company fillings; Bloomberg

transform pitney bowes

At Pitney Bowes, profitability has been inversely correlated to volume growth. The reason for this "counterintuitive" result is quite simple. While there is a level of scale that will yield profitability, it is significantly higher than the very low market share Pitney Bowes has in the domestic parcel space. Quite simply, management is trying to take on FedEx Corp. ("FedEx") and UPS – head on. DHL has successfully re-entered the market using this strategy, but it is a massive international logistics enterprise that has the resources to do so. Mr. Lautenbach is trying to enter our Company into a heavyweight title match with a 75-pound boxer.

II. The Board has failed to properly oversee management and effectively steward capital.

The Board has provided Mr. Lautenbach more than 10 years to create value. Instead, stockholders have lost roughly half of their investment during his tenure. Despite his poor performance, Mr. Lautenbach has been paid more than $66 million, and his **performance** targets have continually **dropped** as his compensation targets have continually **increased**:[4]


Target Salary vs. Performance Targets
CEO Target Salary ($ in millions)
Performance Targets ($ in millions)
$10
$8
$5
$3
$-
$800
$600
$400
$200
$-
2013
2014
2015
2016
2017
2018
2019
2020
2021
2022
CEO Target Salary
Annual EBIT Targets
FCF Target

[4]Source: Company fillings; Bloomberg

transform pitney bowes

The Board's track record is just as dismal when it comes to strategic plans and capital allocation decisions. First, the Board failed to recognize the need to be a meaningful player in the incredibly profitable, and growing, shipping label space by missing out on the acquisitions of ShipStation, Endicia, ShippingEasy and others. Instead, these companies were acquired by Auctane (f/k/a Stamps.com), which was in a weaker financial position to make these acquisitions. These acquisitions by Auctane underpinned the $6.6 billion valuation that Thoma Bravo, LP paid for Auctane.

Instead, the Board purchased Borderfree for $395 million in 2015, which it eventually sold for $100 million (a loss of $295 million) last year. Incredibly, the Board actually holds this up as an example of their "foresight" in the Company's January 23, 2023 response to our nominations. These, and numerous other blunders, are largely responsible for the plummet in EPS and six credit downgrades since Mr. Lautenbach took over as Chief Executive Officer.

III. Hestia's highly qualified and independent director candidates are the right change agents at the right time for Pitney Bowes.

We are seeking to replace four long-tenured Board members with poor track records:

Name	Tenure Start	TSR Over Tenure[5]	S&P TSR[5]
Anne Busquet[6,7]	11/9/2007	-78%	270%
Bob Dutkowsky[7,8]	7/9/2018	-52%	54%
Marc Lautenbach[6]	12/3/2012	-50%	241%
Linda Sanford[7,8]	9/21/2015	-75%	130%

[5]Source: TSR data was obtained via Bloomberg and includes dividends reinvested. TSR data runs through the close of trading on November 18, 2022, which is the last day of trading prior to Hestia filing its Schedule 13D with the SEC.
[6]Denotes a director who has been on the Board for more than ten years.
[7]Denotes a director in Board leadership positions; Ms. Busquet is Chair of the Governance Committee, Mr. Dutkowsky was recently promoted to Board Chair, Ms. Sanford is Chair of the Compensation Committee.
[8]Denotes a director with interlocks to Mr. Lautenbach, calling into question their ability to effectively provide oversight of Mr. Lautenbach.

VOTE FOR ALL FIVE HESTIA CANDIDATES ON THE WHITE PROXY CARD



We want to replace these directors with all five Hestia candidates, who have relevant backgrounds for helping address Pitney Bowes' most pressing short- and long-term issues:

Relevant Experience	Milena Alberti-Perez	Todd Everett	Katie May	Lance Rosenzweig	Kurt Wolf
Turnaround Experience	✓			✓	✓
Executive Transition Experience				✓	✓
Industry Operating Experience		✓	✓		
Capital Markets Experience	✓			✓	✓
Capital Allocation Experience	✓	✓	✓	✓	
C-Level/Public Board Experience	✓	✓	✓	✓	✓

While you may have noticed the Board is recommending you vote for one member of our slate (Ms. May), we believe you should view this as an attempt to confuse stockholders. We believe the only way to facilitate a change in leadership and strategy is to elect all five members of the Hestia slate.

VOTE FOR ALL FIVE HESTIA CANDIDATES ON THE WHITE PROXY CARD

transform pitney bowes

IV.   Hestia's slate has a clear plan and strategic vision for helping Pitney Bowes avoid financial distress and produce stockholder value.

Since Pitney Bowes has urgent problems that need to be addressed right away, our slate has a 100-day plan, as well as a longer-term strategy. We believe it is important to focus on continuity, stability and regaining the confidence of ratings agencies, creditors, stockholders and other partners. That will create a foundation for recruiting a new permanent Chief Executive Officer who can implement a viable long-term strategy.

Our 100-day plan, which will be detailed in an extensive presentation, includes the following:

- Replacing Mr. Lautenbach with an identified interim Chief Executive Officer who is ideally suited to initiate the turnaround of the Company.

- Replacing Mr. Dutkowsky with a Chair that has the respect of new and incumbent directors.

- Forming a Strategic Planning and Capital Allocation Committee, comprised of new and incumbent directors, to perform analysis and make recommendations to the full Board.

- Evaluating GEC's customer level profitability and logistics network, to enable the Company to quickly take action to reduce losses from its least profitable customers, in concert with profit enhancing network rationalization.

- Initiating an internal review of GEC's competitive positioning to facilitate a shift to a "niche" market strategy that will allow us to only compete with industry heavyweights like UPS and FedEx where we have advantages that offset our scale disadvantage.

- Attacking corporate costs, which management has not addressed publicly in years; a shocking reality given long-declining profits and the fact that so many well managed firms are currently announcing cost reductions in the face of current economic turbulence.

- Engaging with ratings agencies, creditors and partners to emphasize a planned pivot away from prior management's cash-burning strategy.

VOTE FOR ALL FIVE HESTIA CANDIDATES ON THE WHITE PROXY CARD

 transform pitney bowes

With respect to our longer-term strategy, our slate is committed to eliminating the excessive cash burn within GEC and focusing on realizing the full potential of SendTech and Presort, which have the ability to maintain dominant positions in their respective categories. Our slate will work with a reconstituted Board to install a permanent Chief Executive Officer that can efficiently oversee this type of long-term strategy.

It is important to note that Pitney Bowes operates as a "holding company," with a corporate leadership team and shared services on top of the GEC, SendTech and Presort segments – each of which has its own management. This structure is more feasible for us to effectuate the changes we are pursuing, while preserving continuity and mitigating disruptions to day-to-day operations.

● ● ● ● ● ● · · ● ● ● ● ●

In light of the dire situation at Pitney Bowes and our slate's strategy, we urge you to vote FOR all of the Hestia nominees on the WHITE proxy card.

Hestia is asking for your vote on the **WHITE** proxy card for all five of our highly qualified and independent director candidates at this year's Annual Meeting. We believe a properly reconstituted Board that includes all five of our director candidates will be able to avert a debt crisis and oversee a lasting turnaround. A year from now, those goals may not be as achievable. But they still are now.

Thank you in advance for your support.

Kurt Wolf
Hestia Capital Management LLC

VOTE FOR ALL FIVE HESTIA CANDIDATES ON THE WHITE PROXY CARD